Exhibit 7.2

Prepaid Variable Share Forward Transaction

Date:	September 15, 2005

To:	General William Lyon
c/o William Lyon Homes
4490 Von Karman Avenue
Newport Beach, CA 92660

From:	Lehman Brothers, Inc acting as Agent
Lehman Brothers OTC Derivatives Inc., acting as Principal
Andrew Yare - Transaction Management Group

	Facsimile:	646-885-9546 (United States of America)
	Telephone:	212-526-9986

Ref. Numbers: Global Deal ID: 2261455

Dear Sir or Madam:

The purpose of this communication (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Lehman Brothers OTC Derivatives Inc. (“Party A”) and General William Lyon (“Party B”) on the Trade Date specified below. This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below. Lehman Brothers OTC Derivatives Inc. is not a member of the Securities Investor Protection Corporation.

This Confirmation evidences a complete and binding agreement between Party A and Party B as to the terms of the Transaction to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the “ISDA Form”), with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation shall supplement, form a part of, and be subject to that agreement (the “Agreement”). All provisions contained or incorporated by reference in the Agreement, upon its execution, will govern this Confirmation except as expressly modified below. Until we execute and deliver the Agreement, this Confirmation, together with all other documents confirming transactions entered into between us and referring to the ISDA Master Agreement (Multicurrency-Cross Border) (the “ISDA Form”), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule) on the Trade Date of this Transaction. In the event of any inconsistency between the provisions of that agreement, or the Agreement, when executed, and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) and the 2000 ISDA Definitions (the “Swap Definitions”, and together with the Equity Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. References herein to “Transaction” shall be deemed references to “Swap Transaction” for purposes of the Swap Definitions. In the event of any inconsistency between the Equity Definitions and the Swap Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern.

Lehman Brothers

745 SEVENTH AVENUE

NEW YORK NY 10019

Party A and Party B each represents that entering into the Transaction is within its capacity, is duly authorized and does not violate any laws of its jurisdiction of organization or residence or the terms of any agreement to which it is a party. Party A and Party B each represents that upon due execution and delivery of this Confirmation, it will constitute a legally valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable principles of bankruptcy and creditors’ rights generally and to equitable principles of general application.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Agent:	Lehman Brothers Inc. (“LBI”) is acting as agent on behalf of Party A and Party B for this Transaction. LBI has no obligations, by guarantee, endorsement or otherwise, with respect to the performance of this Transaction by either party.

Trade Date:	September 15, 2005

Seller:	Party B

Buyer:	Party A

Shares:	The common stock of William Lyon Homes (the “Issuer”); Ticker symbol: WLS

Number of Shares:	117,000

Prepayment:	Applicable

Prepayment Amount:	USD16,049,475.00

Prepayment Date:	September 20, 2005

Variable Obligation:	Applicable

Initial Price:	USD155.00

Forward Floor Price:	USD155.00

Forward Cap Price:	USD186.00

Exchange(s):	New York Stock Exchange

Related Exchange(s):	The principal exchanges for option contracts, if any, with respect to shares of common stock of the Issuer

Disrupted Day:	The definition of “Disrupted Day” in Section 6.4 of the Equity Definitions shall be amended by adding the following sentence after the first sentence: “A Scheduled Trading Day on which a Related Exchange fails to open during its regular trading session will not be a Disrupted Day if the Calculation Agent determines that such failure will not have a material impact on Party A’s ability to unwind any related hedging transactions.”

Valuation:

Valuation Time:	The close of trading on the Exchange, without regard to extended trading hours.

Global Deal ID: 2261455

Valuation Date:	September 15, 2008

Averaging Dates:	The ten Exchange Business Days up to and including the Valuation Date, subject to the Following Business Day Convention

Averaging Date Disruption:	Modified Postponement

Relevant Price:	The official closing price per Share quoted by the Exchange at the Valuation Time on each Averaging Date, without regard to extended or after hours trading.

Settlement Terms:

Cash Settlement:

Applicable, provided that Party B (i) delivers oral or written notice of such election to Party A on or prior to the Settlement Method Election Date, provided that oral notice shall be followed by written notice (failure to provide written notice will not affect the validity of the oral notice) and (ii) pays the Election Amount in immediately available funds on the Settlement Method Election Date. For the avoidance of doubt, Physical Settlement shall apply should Party B not provide such notice and pay the Election Amount as described herein.

If Cash Settlement applies, then Party B will pay the Cash Settlement Amount minus the Election Amount received on the Settlement Method Election Date to Party A on the Cash Settlement Payment Date. If the Election Amount exceeds the Cash Settlement Amount, then Party A will pay the excess to Party B on the Cash Settlement Payment Date.

Settlement Currency:	USD

Settlement Price:	The arithmetic average of the Relevant Prices

Cash Settlement Payment Date:	Three (3) Exchange Business Days after the Valuation Date

Settlement Method Election:	Applicable

Electing Party:	Seller

Settlement Method Election Date:	The first Averaging Date

Election Amount:	USD Cash equal to the lesser of (i) 50% multiplied by the Number of Shares multiplied by the Forward Floor Price or (ii) 150% multiplied by the Number of Shares multiplied by the closing price per Share quoted by the Exchange on the Exchange Business Day immediately preceding the Settlement Method Election Date at the Valuation Time, without regard to extended or after hours trading.

Global Deal ID: 2261455

Default Settlement Method:	Physical Settlement

Physical Settlement Terms

Physical Settlement:	Applicable, provided that the Transaction shall be valued in equal proportions of Shares on each Averaging Date, with the Settlement Date for each such Averaging Date occurring one Settlement Cycle after each such Averaging Date. The Settlement Price for each tranche of Shares shall be equal to the Relevant Price on the relevant Averaging Date. For purposes of calculating the Number of Shares to be Delivered on each Settlement Date, the “Number of Shares” in the formulas in Section 9.5(c) of the Equity Definitions shall be equal to the Number of Shares divided by the number of Averaging Dates.

Dividends:

Dividend Amount:	Ex-Amount, including the Relevant Rate of Return. For purposes of this definition, “gross cash dividends” shall include all cash dividends.

Dividend Period:	Second Period

Relevant Rate of Return:	The return that may be earned on an investment of the Ex-Amount at the Relevant Rate for the number of days from and including the ex-dividend date to and including the final day of the Dividend Period. The “Relevant Rate” means the prevailing overnight USD-Federal Funds-H.15 rate.

Dividend Adjustment:	On each related ex-dividend date, both the Forward Cap Price and the Forward Floor Price shall be adjusted by subtracting the Dividend Amount from each, provided that such adjustment shall be reversed if such Dividend Amount is not actually paid by the Issuer.

Excess Dividend Amount:	The sum of all Dividend Amounts multiplied by the Number of Shares

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)

Global Deal ID: 2261455

Share-for-Combined:	Modified Calculation Agent Adjustment

Tender Offer:	Applicable, after March 15, 2006

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

New Shares:	The definition of “New Shares” in Section 12.1 of the Equity Definitions shall be amended by deleting subsection (i) in its entirety and replacing it with the following: “(i) publicly quoted, traded or listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ NMS and”

Tender Offers:	The definition of “Tender Offer” in Section 12.1 of the Equity Definitions will be amended by replacing the phrase “outstanding voting shares of the Issuer” in the fourth line thereof with “outstanding Shares”

Modified Calculation Agent Adjustment:	With respect to a Merger Event or Tender Offer, “Modified Calculation Agent Adjustment” shall allow Party B to cause Party A to declare an Additional Termination Event if Party B determines in good faith that the proposed adjustment would result in adverse consequences to Party B, and Party B shall be the sole Affected Party.

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Delisting:	The definition of “Delisting” in Section 12.6 of the Equity Definitions shall be deleted in its entirety and replaced with the following: ‘“Delisting” means that the Exchange announces that pursuant to the rules of such Exchange, the Shares cease (or will cease) to be listed, traded or publicly quoted on the Exchange for any reason (other than a Merger Event or Tender Offer) and are not immediately re-listed, re-traded or re-quoted on the New York Stock Exchange, the American Stock Exchange or the NASDAQ NMS”

Additional Disruption Events:

Change in Law:	Not Applicable

Failure to Deliver:	Applicable

Insolvency Filing:	Applicable The definition of “Insolvency Filing” in Section 12.9

Global Deal ID: 2261455

of the Equity Definitions shall be amended by deleting the clause “provided that such proceedings instituted or petitions presented by creditors and not consented to by the Issuer shall not be deemed an Insolvency Filing” at the end of such definition and replacing it with the following: “; or it has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by a creditor and such proceeding is not dismissed, discharged, stayed or restrained in each case within sixty (60) days of the institution or presentation thereof.”

Section 12.9(b)(i) of the Equity Definitions is hereby amended by adding the following sentence at the end: “If neither party elects to terminate the Transaction, the Calculation Agent may adjust the terms of the Transaction upon the occurrence of such an event pursuant to Modified Calculation Agent Adjustment (as if such event were a Tender Offer).”

Hedging Disruption:	Applicable, after March 15, 2006

Increased Cost of Hedging:	Applicable, after March 15, 2006

Increased Cost of Stock Borrow:

Applicable. Section 12.9(a)(viii) of the Equity Definitions shall be deleted in its entirety and replaced with the following:

“Increased Cost of Stock Borrow” means that the Hedging Party would earn a Stock Collateral Rate that is less than the Initial Stock Loan Rate. For greater certainty, the Stock Collateral Rate will be deemed to be less than the Initial Stock Loan Rate if the spread below the applicable floating rate increases.

“Increased Cost of Stock Borrow” also means that the Hedging Party has to post collateral or pay any borrow costs or fees in connection with any Shares borrowed to hedge this Transaction on or after the thirtieth calendar day following the Trade Date. In such case, the final sentence of Section 12.9(b)(v) shall be deleted and replaced with the following: “Within this period, the Non-Hedging Party may, in order to avoid a Price Adjustment or termination with respect to the Transaction, (X) lend the Hedging Party, subject to the conditions below, Shares in an amount equal to the Hedging Shares without requiring the Hedging Party to post collateral or pay any borrow costs or fees or (Y) refer the Hedging Party to a Lending Party that lends the Hedging Party Shares in an amount equal to the Hedging Shares without requiring the Hedging Party to post collateral or pay any borrow costs or fees.”

Global Deal ID: 2261455

Section 12.9 (b)(v) of the Equity Definitions is amended by deleting all references to “a rate equal to or less than the Initial Stock Loan Rate” and replacing them with “a Stock Collateral Rate that is equal to or greater than the Initial Stock Loan Rate”.

“Stock Collateral Rate” means the rate of return on collateral posted in connection with any Shares borrowed in connection with a Transaction, net of any costs or fees (including, for greater certainty, any lender’s borrow fees).

Initial Stock Loan Rate:	The Stock Collateral Rate on the Trade Date, expressed as a floating reference rate plus or minus a spread, as determined by the Calculation Agent and as adjusted by the Calculation Agent to reflect any subsequent Price Adjustment due to an Increased Cost of Stock Borrow

Loss of Stock Borrow:	Section 12.9(a)(vii) and Section 12.9(b)(iv) of the Equity Definitions are amended by deleting all references to “a rate equal to or less than the Maximum Stock Loan Rate” and replacing them with “a Stock Collateral Rate that is equal to or greater than the Minimum Stock Loan Rate.” For greater certainty, the Stock Collateral Rate will be deemed to be greater than the Minimum Stock Loan Rate if the spread below the applicable floating rate decreases.

Minimum Stock Loan Rate:	The Stock Collateral Rate on the Trade Date, expressed as a floating reference rate plus or minus a spread, as determined by the Calculation Agent

Hedging Party:	Party A. For the avoidance of doubt, Party A shall be the Hedging Party where applicable in connection with any Extraordinary Event.

Determining Party:	Party A. For the avoidance of doubt, Party A shall be the Determining Party where applicable in connection with any Extraordinary Event.

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Additional Provision:	If a Merger Date or Tender Offer Date is scheduled to be after the Expiration Date, the Calculation Agent will determine the economic effect on the theoretical value of the Transaction of the announcement of a potential Merger Event or Tender Offer (including without limitation any change in volatility, expected

Global Deal ID: 2261455

dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) from the Announcement Date to the Valuation Date or the Final Averaging Date, as applicable. If such economic effect is material, the Calculation Agent will adjust the terms of the Transaction to reflect such economic effect.

Collateral:

Party B shall Transfer the Independent Amount to Party A on or prior to the Trade Date (which Independent Amount shall constitute Eligible Collateral with respect to Party B). “Independent Amount” means, with respect to Party B for this Transaction, an amount of Shares equal to the Number of Shares. The Independent Amount shall include all Distributions with respect to all Posted Collateral. Upon four Business Days notice, Party B may, in accordance with the terms of the Credit Support Annex, Transfer Equivalent Collateral as Substitute Credit Support. The parties agree that the transfer of the Independent Amount constitutes a delivery of Shares subject to the Representation and Agreement set forth in Section 9.11 of the Equity Definitions, except that such Shares are subject to transfer restrictions arising under Rule 144 (“Rule 144”) under the Securities Act of 1933 (“the 1933 Act”). The parties agree that Party B’s Exposure (as defined in the Credit Support Annex) under this Transaction shall be zero. The parties agree that Party A’s Exposure under this Transaction shall be zero upon Party B’s transfer to Party A of the Independent Amount with respect to Party B. Notwithstanding any provision to the contrary in the Credit Support Annex, the Independent Amount shall be delivered by Party B without regard to the Minimum Transfer Amount and Party A shall have no obligation to return the Independent Amount to Party B until all of Party B’s obligations with respect to this Transaction have been satisfied.

“Equivalent Collateral” means Collateral of a type and in an amount satisfactory to Party A, in its sole discretion.

The parties hereby agree that the “Cross Default” provisions of Section 5(a)(vi) of the ISDA Form shall not apply to Party B.

Scope of the Agreement:	The term “Transaction” shall refer solely to Forward Transactions and Party A and Party B agree that the only Transaction that is entered into hereunder shall be a Forward Transaction.

Global Deal ID: 2261455

Additional Provision:

Party B represents and warrants that it has received and read and understands the Notice of Regulatory Treatment and the OTC Option Risk Disclosure Statement.

Party A hereby notifies Party B that, with respect to collateral delivered to Party A by Party B pursuant to this Transaction: (i) except as otherwise agreed in writing between Party A and Party B, Party A may repledge or otherwise use such collateral in Party A’s business; (ii) in the event of Party A’s failure, Party B will likely be considered an unsecured creditor of Party A as to such collateral; (iii) the Securities Investor Protection Act of 1970 (15 U.S.C. 78aaa through 78lll) does not protect Party B; and (iv) such collateral will not be subject to the requirements of Rules 8c-1, 15c2-1, 15c3-2 or 15c3-3 under the Securities Exchange Act of 1934, as amended.

Except as otherwise agreed in writing after the date of this Transaction by Party A and Party B, Party A may not repledge or otherwise use in Party A’s business any collateral delivered to Party A by Party B pursuant to this Transaction.

The Agent will furnish Party B upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

Additional Representations and Warranties of Party B:

(i) Party B represents to Party A (at all times until termination of this Transaction) that it is an “eligible contract participant” within the meaning of Section 1a(12) of the Commodity Exchange Act.

(ii) neither Party A nor any of its affiliates has advised Party B with respect to any legal, regulatory, tax, accounting or economic consequences arising from this Transaction, and neither Party A nor any of its affiliates is acting as agent (other than LBI as dual agent if specified above), or advisor for Party B in connection with this Transaction.

(iii) Party B is not in possession of any material non-public information concerning the business, operations or prospects of the Issuer and was not in possession of any such information at the time of placing any order with respect to the Transaction.

“Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold any securities of the Issuer.

(iv) Party B’s entry into this Transaction, any sale of Shares hereunder and Party A’s exercise of all rights

Global Deal ID: 2261455

and remedies hereunder complies with and is not in any way limited by (A) any trading or “blackout” policies of the Issuer or (B) any other conditions or restrictions imposed by the Issuer on the sale, transfer, loan, pledge, disposition or other use by its employees of any Shares;

(v) Party B has furnished Party A with copies of all material agreements, policies and/or contracts to which it is a party, by which it is bound, or by which any Eligible Collateral is bound, that relate to any Eligible Collateral.

(vi) Neither Party B nor any person who would be considered to be the same “person” (as such term is used in Rule 144(a)(2) under the 1933 Act, has sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares during the preceding three (3) months prior to the Trade Date. The Number of Shares will not exceed the greater of (i) 1% of the outstanding Shares as shown by the most recent report or statement published by the Issuer, or (ii) the average reported weekly volume of trading in the Shares during the four calendar weeks preceding the Trade Date. For purposes of this paragraph, “Shares” shall be deemed to include securities convertible into or exchangeable or exercisable for Shares and any other security or instrument that would be subject to aggregation under paragraphs (a)(2) and (e) of Rule 144 under the 1933 Act.

(vii) Party B has not made, and will not make, any payment in connection with the offering or sale of the Shares to any person other than Party A.

(viii) Party B has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any proposed sale of the Shares.

(ix) Party B acknowledges and agrees that (i) the Shares constituting Posted Collateral are currently eligible for public resale by Party B pursuant to Rule 144, (ii) the entering into of this Confirmation will constitute a sale for purposes of Rule 144, (iii) Party B has not taken and will not take any action that would cause the sale made pursuant to this Confirmation to fail to meet all applicable requirements of Rule 144, including without limitation, the volume limitations of Rule 144(e).

(x) Party B acquired the Shares constituting Posted Collateral and paid for such Shares in full at least one year prior to the date hereof, and Party B did not

Global Deal ID: 2261455

acquire such Shares in contemplation of, or in a transaction that was contingent upon, entering into this Transaction.

Covenants:	(i) Party A covenants that, through its affiliate Lehman Brothers Inc., it will introduce into the public market a number of Shares equal to the Number of Shares in a manner consistent with the manner-of-sale conditions described in 144(f) and (g) under the 1933 Act.

(ii) Each party acknowledges and agrees that upon the execution of this Confirmation, this Confirmation shall constitute a “Final Agreement” within the meaning of the Interpretive Letter from the SEC to Goldman, Sachs & Co. dated December 20, 1999 (the “Interpretive Letter”).

(iii) Party B will transmit three signed copies of a Form 144 to Party A for filing with the Securities and Exchange Commission (the “SEC”), the Exchange and the Issuer concurrently with the execution of this Confirmation and Party A shall submit such copies for filing in compliance with Rule 144(h).

Calculation Agent:	Lehman Brothers, Inc

Payments on Early Termination:	Party A and Party B agree that for this Transaction, for the purposes of Section 6(e) of the Agreement, Loss and the Second Method will apply.

Transfer:	Notwithstanding Section 7 of the Agreement, Party A may assign its rights and obligations under this Transaction, in whole and not in part, to any Affiliate of Lehman Brothers Holdings Inc. (“Holdings”) effective upon delivery to Party B of the full unconditional guarantee by Holdings, in favor of Party B, of the obligations of such Affiliate; provided, however, any provision to the contrary in the Agreement, when executed, shall take precedence over this election and provided, further and notwithstanding anything to the contrary in the Agreement, such assignment may not increase or adversely affect Party B’s obligations at any time hereunder (including, without limitation, increase withholding obligations).

Governing Law:	The laws of the State of New York, without reference to choice of law doctrine; provided, however, any provision to the contrary in the Agreement, when executed, shall take precedence over this election.

Termination Currency:	USD; provided, however, any provision to the contrary in the Agreement, when executed, shall take precedence over this election.

Global Deal ID: 2261455

THIS TRANSACTION HAS BEEN ENTERED INTO FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER UNITED STATES FEDERAL OR STATE SECURITIES LAWS; THIS TRANSACTION MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF APPROPRIATE REGISTRATION UNDER SUCH SECURITIES LAWS EXCEPT IN A TRANSACTION EXEMPT FROM OR NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF SUCH SECURITIES LAWS.

Please confirm your agreement with the foregoing by executing this Confirmation and returning such Confirmation, in its entirety, to us at facsimile number 646-885-9546 (United States of America), Attention: Documentation.

Yours sincerely,		Accepted and agreed to:

Lehman Brothers OTC Derivatives Inc.		General William Lyon

By:	/s/ Anatoly Kozlov	By:	/s/ William Lyon
Name:	Anatoly Kozlov	Name:
Title:	Authorized Signatory	Title:

Execution time will be furnished upon Counterparty’s written request.

By:
Name:
Title:

Execution time will be furnished upon Counterparty’s written request.

Global Deal ID: 2261455